February 21, 2008

Mail Stop 4561

Sharon L. Churchill
Chief Financial Officer
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052
By U.S. Mail and facsimile to (440) 244-4815

Re: LNB Bancorp, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-13203

Dear Ms. Churchill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Nolan
Accounting Branch Chief